CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 Clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

November 13, 2020

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:    Burning Rock Biotech Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, Burning Rock Biotech Limited, a Cayman Islands exempted company (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed offering in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”). The Draft Registration Statement includes financial statements for FY 2017, FY 2018 and FY 2019 and for the nine months ended September 30, 2019 and 2020.

Please note that the registration statement on Form F-1 in connection with the initial public offering of the Company (File No. 333-238596) (the “IPO Registration Statement”) was fully reviewed by Tara Harkins, Kevin Kuhar, Jeffrey Gabor and Christine Westbrook of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on June 11, 2020. The IPO Registration Statement included financial statements for FY 2017, FY 2018, FY 2019 and the three months ended March 31, 2019 and 2020.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following June 11, 2020, the effective date of the IPO Registration Statement, and that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act. The Company also confirms that it will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

November 13, 2020

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me by phone at +852-2532-3783 or via email at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Kyungwon Lee, Esq., Shearman & Sterling LLP

William Huang, Partner, Ernst & Young Hua Ming LLP